Alston&Bird LLP
The Atlantic Building
950 F. Street, N.W.
Washington, DC 20004-2601

202-756-3300
Fax: 202-756-3333
www.alston.com

David J. Baum	Direct Dial: 202-756-3346	E-mail: david.baum@alston.com

June 1, 2009

VIA EDGAR

Mr. Dominic Minore
Attorney
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2521

Re:	Cook & Bynum Funds Trust: The Cook & Bynum Fund
Registration Statement on Form N-1A filed on March 20, 2009
Registration Numbers 333-158133; 811-22282
Response to comments received April 20, 2009

Dear Mr. Minore:

On behalf of Cook & Bynum Funds Trust (the “Trust”) and its sole series, The Cook & Bynum Fund (the “Fund”), we thank you for your review of, and comments to, the Trust’s initial registration statement (the “Registration Statement”) on Form N-1A filed on March 20, 2009. Please find set forth below the Trust’s responses to the comments contained in your letter, dated April 20, 2009. The comments in your letter are restated herein in bold followed by our response.

Concurrently herewith and accompanying this letter, the Trust is filing, electronically via EDGAR, Pre-Effective Amendment No. 1 (the “Amendment”) to the original Registration Statement.

Unless otherwise noted, all defined terms used in this response are as defined in the Amendment.

The Cook & Bynum Fund (the "Fund")

A. Prospectus

What Is The Fund’s Investment Objective?

1.
Comment #1: Disclose whether the Board of Trustees may change the investment objective of the Fund without shareholder approval. If it can, then disclose how much advance notice the Fund will provide prior to changing its investment objective.

Response

The Board of Trustees may change the investment objective of the Fund without shareholder approval upon 60 days advance notice to Fund Shareholders. Accordingly, the prospectus has been revised to reflect the disclosure requested.

What Are The Fund's Principal Investment Strategies?

2.
Comment # 2:  Delete the general phrases "but are not limited to," "may include, but are not limited to," "might include, but are not limited to," "may include" and "may include, but are not limited to" from the "What Are The Fund's Principal Investment Strategies?" section and sub-sections and instead provide specific and meaningful disclosure to clearly describe all that is permitted or contemplated.

Response

The prospectus has been revised to remove the general qualifying phrases requested and specific and meaningful disclosure has been added to clearly describe all principal investment strategies that are permitted or contemplated.

3.	Comment # 3: Clarify whether the reference in the second sentence to "convertible securities" is limited to securities convertible into equity.

Response

For purposes of the Fund’s investment strategy, "convertible securities" are limited to securities convertible into equity.  The prospectus has been revised to reflect the change requested.

4.	Comment 4: Clarify whether the Fund's definition of equity securities includes derivatives.

Response

Although the Fund’s definition of equity securities does not include derivatives, the Fund may, from time to time, invest in such instruments. Investing in derivatives, however, is not a principal investment strategy.  Accordingly, the prospectus has not been revised to include derivatives within the definition of equity securities.

5.
Comment 5: In the first paragraph, state that the Fund is a non-diversified mutual fund. Also disclose that, although the Fund is non-diversified for Investment Company Act ("ICA") purposes, it will still adhere to the less rigorous minimum diversification requirements of the Internal Revenue Code.

Response

We have revised the prospectus to reflect the changes requested.

6.	Comment 6: Disclose the extent to which the Fund may employ leverage or invest in derivatives.

Response

The Fund does not presently intend on using leverage or derivatives as part of its principal investment strategy.  However, the Fund reserves the right to use leverage or invest in derivatives as a non-principal investment strategy which is discussed in the Fund’s Statement of Additional Information.  Accordingly, the prospectus has not been revised.

7.	Comment 7: In the last sentence of the first paragraph, replace the word "primarily" with a minimum percentage amount.

Response

The prospectus has been revised to reflect the requested change.

8.	Comment 8: Identify the maximum percentage of Fund assets that may be invested in junk bonds.

Response

The prospectus has been revised to disclose that up to 35% of the Fund’s assets may be invested in “Special Situation” investments, including junk bonds.

9.	Comment 9: Disclose how the Adviser decides which securities to sell.

Response

The prospectus has been revised to reflect the disclosure requested.

Special Situations

10.	Comment 10: State the maximum percentage of Fund assets that may be invested in "special situation investments." In the alternative, disclose that it may invest all of its assets in such securities.

Response

The prospectus has been revised to reflect the maximum amount of assets that the Fund may invest in “special situation investments,” which as noted above, is 35%.

11.	Comment 11: Clarify whether special situations also include investments in entities that are either in bankruptcy or may face bankruptcy.

Response

The prospectus has been revised to reflect the fact that special situations include investments in entities that are either in or facing bankruptcy.

Foreign Investments

12.
Comment 12: State the maximum percentage of Fund assets that may be invested in the debt or equity securities of foreign issuers, including the maximum percentage that may be invested in the securities of emerging market issuers. In the alternative, disclose that there are no such limitations. Provide additional risk factor disclosure commensurate with the Fund’s investments in these securities.

Response

The prospectus has been revised to reflect the maximum percentage of the Fund’s assets that may be invested in debt or equity securities of foreign issuers and the maximum percentage that may be invested in emerging market issuers.

13.
Comment 13: Disclose how the Fund achieves its investment objective with investments in "corporate debt securities and short-term debt obligations of foreign governments and other foreign money-market instruments."

Response

The prospectus has been revised to disclose that investments in "corporate debt securities and short-term debt obligations of foreign governments and other foreign money-market instruments” are made by the Fund because the Adviser believes that such securities may be mispriced and hold the potential for  capital gain, not for their income potential.

14.	Comment 14: Clarify whether the "other debt securities" mentioned in the penultimate sentence includes "junk bonds."

Response

The phrase “other debt securities” does include “junk bonds.”  Accordingly, the prospectus has been revised to reflect your comment.

15.
Comment 15: If the Fund pursues the investment strategies described in the first three sentences for other than temporary defensive purposes, disclose how the Fund achieves its investment objective with such investment strategies.

Response

As described in the prospectus, the Adviser will only seek investments in Cash Positions in the event that its principal investment mandate, seeking opportunistic equity and debt investments, cannot be fulfilled.  Furthermore, later in that same paragraph it states that the Fund may not reach its investment objective if it “holds a significant portion of its assets in cash and cash alternatives.”  Accordingly, we believe that the prospectus already addresses this comment.

16.
Comment 16: Disclose the criteria that the Fund will use when determining whether an investment constitutes a "compelling long-term equity investment." Also clarify whether the same criteria apply to the Fund's debt and special situations investments.

Response

The prospectus has been revised to provide additional information regarding the opportunistic investment process employed by the Adviser on behalf of the Fund.

17.	Comment 17: In the last paragraph, insert the word "non-principal" before the word "investment."

Response

The prospectus has been revised to reflect the change requested.

What Are the Principal Risks of Investing In the Fund?
Value Style Risk

18.	Comment 18: Present the information contained in the third sentence in the context of the Fund’s strategy.

Response

The prospectus has been revised to provide the information requested.

19.	Since the Fund does not have a policy to concentrate in any industry, revise the third sentence as appropriate.

Response

An additional sentence has been added to this section of the prospectus to clarify any potential inconsistency.

Focused Portfolio Risk

20.	Comment 20: Change the heading of this risk factor to "Non-diversified Risk."

Response

The heading has been changed as requested.

21.	Comment 21: Delete mitigating language, such as the phrase "or positive," from risk disclosure.

Response

The mitigating language has been deleted as requested.

Currency Risk

22.	Comment 22: Clarify whether currency hedging is a principal strategy of the Fund.

Response

The prospectus has been revised to reflect that currency hedging is not a principal strategy of the Fund.

Interest Rate Risk

23.	Comment 23: Identify the categories of the Fund's investments that are subject to interest rate risk.

Response

Additional disclosure has been added identifying which categories of the Fund’s investments are subject to interest rate risk.

Credit Risk

24.	Comment 24: Identify the categories of the Fund’s investments that are subject to credit risk.

Response

Additional disclosure has been added identifying which categories of the Fund’s investments are subject to interest rate risk.

Small to Medium Capitalization Risk

25.	Comment 25: Disclose whether the Fund may also invest in the securities of companies with micro capitalizations and, to the extent that it may, disclose the related risks of such investments.

Response

The prospectus has been revised to reflect that the Adviser may invest in equity securities regardless of the company’s market capitalization.  Accordingly, an associated risk factor has been included for micro capitalization companies.

High Yield Risk

26.	Comment 26: Change the heading of this section to "Junk Securities Risk" and expand the parenthetical to clarify that "high yield securities" are also known as "junk securities."

Response

The prospectus has been revised to reflect the changes requested.

Control and Substantial Positions Risk

27.
Comment 27: Investing in the securities of a company for the purpose of affecting the management or control of the company should also be disclosed in the Fund's principal investment strategies section.

Response

Investing in securities of a company for the purposes of affecting the management or control of the company is not a principal investment strategy or risk of the Fund and, therefore, this paragraph has been deleted from this section.  Similar disclosure, identified as a non-principal investment strategy and risk, is included in the SAI.

28.
Disclose whether shareholders of the Fund could be exposed to losses or assessments in excess of their investment in the Fund in the context of the claims mentioned in the penultimate sentence. In your response letter, advise the staff whether such investments constitute senior securities under section 18 of the ICA and, if so, what action the Fund intends to take to comply with the requirements of section 18 of the ICA.

Response

As noted in our response to comment 27 above, this risk factor was deleted because investing in securities of a company for the purposes of affecting the management or control of the company is not a principal investment strategy or risk of the Fund.  This investment strategy and risk, however, remains a non-principal investment strategy and risk of the Fund.  Accordingly, in response to your comment, Shareholders of the Fund, a Delaware statutory trust, would not be exposed to losses or assessments in excess of their investment in the Fund.  Under Section 3803(a) of the Delaware Statutory Trust Act, beneficial owners of a statutory trust are entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the general corporation law of the State of Delaware except to the extent otherwise provided in the governing instrument of the statutory trust.  The Trust’s Declaration of Trust does not modify this protection.  Although there are certain situations in which a shareholder of a Delaware corporation may be held liable for the debts of the corporation (i.e., piercing the corporate veil) and a Delaware court could apply similar concepts to beneficial owners of a Delaware statutory trust by virtue of 3803(a), it is highly unlikely that the corporate veil would be pierced in the case of a publicly offered registered investment company whose shareholders are passive investors.  As to "assessments", shareholders would not be exposed to assessments as the Trust’s Declaration of Trust does not allow for shareholders to be assessed for losses,

Management Risk

29.	Comment 29: Revise the first sentence to clarify that the investment adviser has never managed a registered mutual fund, such as the Fund.

Response

The first sentence has been modified as requested.

New Fund Risk

30.
Comment 30: Expand the new fund risk factor to disclose that the Fund may not grow to an economically viable size and thus may be liquidated at a time that is not beneficial for all of its shareholders.

Response

The prospectus has been revised to reflect the change requested.

31.	Comment 31: In the last paragraph, insert the word "non-principal" before the word "risks."

Response

The prospectus has been revised to reflect the change requested.

What Are the Fund's Fees and Expenses?

32.	Comment 32: Add the phrase "expressed as a percentage of net assets" to the end of the parenthetical "(Expenses that are deducted from Fund assets)."

Response

The prospectus has been revised to reflect the change requested.

33.	Comment 33: File as an exhibit to the registration statement the agreement that requires the Adviser to pay all of the Fund's expenses identified in footnote (2)

Response

The subject disclosure was included inadvertently. Rather, the Adviser has entered into a fee waiver and reimbursement agreement with the Fund whereby Total Annual Operating Expenses are capped at 1.88%.  The agreement permits the Adviser to recapture those fees waived or reimbursed by the Adviser in those years where Total Annual Operating Expenses falls below 1.88%.  The expense reimbursement waiver has been filed as an exhibit to the Registration Statement.

34.
Comment 34: In your response letter please explain what expenses are included in "Other Expenses" in the amount of 0.38%. In addition, reconcile the last sentence of footnote (2) with the fee table presentation of "Other Expenses" in the amount of 0.38%.

Response

The “Other Expense” amount has changed since our initial filing and is now 2.12% instead of 0.38% as originally stated. This expense is comprised of fees and expenses relating to the following functions: administration, transfer agency, chief compliance officer, audit and tax, custody, insurance, legal, printing, trustees, along with certain other miscellaneous expenses. In addition, the last sentence of footnote 2 (now footnote 3) has been removed.

35.
Comment 35: If the Fund expects to incur any borrowing costs or dividends and interest on short selling, then add separate "borrowing costs" and "dividends and interest on short selling" line items to the Fund's fee table

Response

The prospectus has not been revised as the Fund does not expect to incur any borrowing costs or dividends and interest on short selling.

36.	Comment 36: If borrowing or selling securities short is a principal strategy of the Fund, also add appropriate risk disclosure in the prospectus.

Response

The prospectus has not been revised as borrowing or selling securities short is not a principal strategy of the Fund.

The Adviser

37.	Comment 37: Clarify whether the reference in the second paragraph to "other institutions" includes hedge funds.

Response

The reference to “other institutions” does include hedge funds.  Accordingly, the prospectus has been revised to clarify this point.

38.
Comment 38: Expand the first sentence of the last paragraph to disclose that the Agreement was either approved unanimously by the Board or that it was also approved by a majority of the Board's disinterested directors.

Response

The prospectus has been revised to reflect the change requested.

39.	Comment 39: It appears that the reference in the last sentence to "2008" should instead be to "2009."

Response

The prospectus has been revised to reflect the change requested.

Conflicts of Interest

40.
Comment 40: Disclose how the Adviser resolves conflicts in the context of limited investment opportunities. Specifically, disclose how investment opportunities are allocated among the Fund and the Adviser's other clients; for example, using objective criteria, such as pro rata allocation, or using subjective criteria. If subjective criteria are used, then disclose the risks to the Fund and its shareholders.

Response

The prospectus has been revised to reflect the change requested.

41.	Comment 41: Identify the "Manager" referenced in the penultimate sentence of the first paragraph.

Response

The prospectus has been revised to change the term “Manager” to “Adviser.”

Determining Share Prices

42.	Comment 42: In the third sentence of the first paragraph, the phrase "closing prices" should be changed to "closing value" since the Fund's portfolio securities may, in some instances, be fair valued.

Response

The prospectus has been revised to reflect the change requested.

43.	Comment 43: Identify the scheduled days on which the NYSE is closed for trading.

Response

The prospectus has been revised to add the information requested.

44.	Comment 44: In the first sentence of the second paragraph, insert the word "closing" before the word "market."

Response

The prospectus has been revised to reflect the change requested.

45.
Comment 45: Since the value of the Fund’s portfolio securities is determined as of the close of regular trading on the NYSE, it appears that the phrase "or the release of significant news after the close of regular trading on the NYSE" should be deleted from the third sentence of the second paragraph.

Response

The prospectus has been revised to reflect the change requested.

46.	Comment 46: Expand the sixth sentence of the second paragraph to clarify whether the Fund will, under those circumstances, fair value the foreign securities.

Response

The prospectus has been revised to reflect the fact that, under the circumstances discussed, the Fund will fair value foreign securities.

47.
Comment 47: To the extent that the Fund may invest in other open-end management investment companies that are registered under the ICA, provide the additional disclosure referenced in the Instruction to Item 6(a)(1) of Form N-1A.

Response

The prospectus has been revised to add the disclosure requested.

Minimum Investment Amounts

48.
Comment 48: Disclose the types of "fees and delays" that may be experienced if funds are not drawn on a U.S. bank. Additionally, clarify whether payment that is not drawn on a U.S bank meets the "acceptable form of payment" requirement of "Proper Form" discussed on page 12 of the Fund's prospectus.

Response

This paragraph has been revised to remove all references to “fees and delays” and to clarify that any funds that are not paid in U.S. dollars or drawn on a U.S. bank will not be accepted.

Purchasing Shares by Mail

49.	Comment 49: In your response letter, confirm that the two temporarily omitted mailing addresses are to the Fund's Transfer Agent.

Response

The two temporarily omitted mailing addresses are to the Fund’s Transfer Agent and have now been added to the prospectus.

50.
Comment 50: In the second sentence of the third paragraph, clarify how the Fund's Transfer Agent must receive a purchase order by the close of trading on the NYSE in order to receive that day's NAV; that is, whether the "participating financial service professionals" referenced on page 9 will be acting as agent of the Fund and, therefore, if they receive a purchase order by the close of trading on the NYSE, then the Fund's Transfer Agent will be deemed to have received it at that that time. Additionally, provide similar clarifications throughout the prospectus to clarify whether the participating financial service professionals will be acting as agent of the Fund for both purchases and redemptions of Fund shares. Also disclose how an investor will be able to determine whether a person with whom it placed a purchase or redemption order for Fund shares is acting as agent for the Fund.

Response

The prospectus has been revised to reflect the fact that the Fund’s Transfer Agent will be acting as an agent of the Fund for purposes of the receipt of orders.  Accordingly, if the Transfer Agent receives a purchase order from a participating financial services professional by the close of trading on the NYSE, then the Fund will be deemed to have received the order at that time.

Purchasing Shares by Wire Transfer

51.	Comment 51: Expand the fourth sentence of the first paragraph to identify the "restriction" that will be placed on an account until the original application is received.

Response

The paragraph has been revised to indicate that a “redemption” restriction will be placed on an account until the original application is received.

52.	Comment 52: The last sentence of this section should also be included in a footnote to the fee table.

Response

The last sentence of this section has been included in a footnote to the fee table as requested.

Purchases through Financial Service Organizations

53.	Comment 53: Expand the fourth sentence to clarify who must receive client orders prior to the close of the NYSE in order to receive the Fund's NAV next calculated.

Response

The fourth sentence has been revised to indicate that Financial Service Organization must receive client orders prior to the close of the NYSE in order to receive the Fund's NAV next calculated.

54.
Comment 54: Expand the penultimate sentence to describe the risks where securities brokers and other financial organizations do not transmit to the Fund purchase or redemption orders in a timely manner.

Response

The penultimate sentence has been expanded to describe the risks associated with securities brokers and other financial organizations not transmitting to the Fund purchase or redemption orders in a timely manner.

Miscellaneous Purchase Information

55.
Comment 55: Expand the second paragraph to clarify that purchase orders exceeding $500,000 will receive NAV next calculated by the Fund on the day that the Fund receives a purchase order in Proper Form accompanied by a check drawn U.S. bank, saving and loan association or credit union, and not on the day that the check clears.

Response

The second paragraph has been expanded to include the information requested.

56.
Comment 56: In the fourth paragraph, clarify what happens when the securities broker or intermediary does not send the Transfer Agent immediately available funds in the amount of the purchase price within one business day of placing the order. It is our view that the securities broker or intermediary will be responsible for any loss resulting from such a delay.

Response

The prospectus has been revised to clarify that the Fund may cancel an order if a securities broker or intermediary does not send the Transfer Agent immediately available funds in the amount of the purchase prices within one day of placing the order.

57.	Comment 57: In your response letter, confirm that the persons identified in the last paragraph are authorized agents for purposes of Rule 22c-1 under the ICA.

Response

The persons identified in the last paragraph are authorized agents of the Fund for purposes of Rule 22c-1 under the ICA.

Policies Regarding Frequent Trading of Fund Shares

58.
Comment 58: Specify how the Fund defines frequent trading. If the Fund does not use a quantitative definition, then also disclose that it is a subjective determination and describe any associated risks.

Response

A description of how the Fund defines frequent trading has been added to the prospectus.

59.	Comment 59: Provide the statement required by Item 6(e)(4)(ii) of Form N-1A.

Response

The statement required by Item 6(e)(4)(ii) of Form N-1A has been added to the prospectus as requested.

60.
Comment 60: Clarify whether the restrictions, policies and procedures with respect to market timing and the frequent purchase and redemptions of Fund shares apply uniformly in all cases. In the alternative, provide all of the additional disclosure required by Item 6(e)(4)(iii) of Form N-1A.

Response

The restrictions, policies and procedures with respect to market timing and the frequent purchase and redemptions of Fund shares do not apply uniformly in all cases.  Accordingly, pursuant to Item 6(e)(4)(iii) of Form N-1A, the applicable exceptions have been added in the prospectus.

61.	Comment 61: The disclosure contained in the penultimate sentence of the second paragraph should also be included in the "Determining Share Prices" section of the prospectus.

Response

The disclosure contained in the penultimate sentence of the second paragraph has been included in the “Determining Share Prices” section of the prospectus.

62.	Comment 62: Briefly highlight what happens if it is determined that market timing has occurred in an omnibus account.

Response

The requested disclosure regarding market timing activity in an omnibus account has been added to the prospectus as requested.

How to Sell (Redeem) Your Shares

63.	Comment 63: Revise the first sentence to indicate that shares of the Fund may be redeemed on each day that the NYSE is open for trading.

Response:

The first sentence has been revised as requested.

64.	Comment 64: Expand the first sentence of the second paragraph to describe the requirements of "a statement of Federal tax withholding."

Response

The first sentence has been revised to describe the requirements of "a statement of Federal tax withholding."

65.	Comment 65: In your response letter, please confirm that the mandatory withholding amount of 10% is correct.

Response

The 10% mandatory withholding amount stated in the registration statement is correct.

66.	Comment 66: Revise the second sentence of the third paragraph to clarify the meaning of the phrase "unless informed otherwise in writing prior to the transaction."

Response

The second sentence has been revised to clarify that the Transfer Agent will withhold a mandatory 10% of the proceeds requested for Federal tax unless the Transfer Agent is informed in writing by the shareholder that, prior to the transaction, they do not wish for the Transfer Agent to withhold such funds.

67.
Comment 67: In the first and second sentences of the fourth paragraph, clarify whether it is the Transfer Agent who must receive the redemption order in Proper Form prior to 4:00 p.m., Eastern Standard Time.

Response

The prospectus has been revised to clarify that in the case of orders placed through the Transfer Agent, it is the time that such Transfer Agent receives the order that determines which NAV will be applied.  The prospectus has also been revised to clarify that, in the case of orders placed through a securities broker, it is the time that such securities broker receives the order that determines which NAV will be applied.

68.	Comment 68: Revise the last clause of the fifth paragraph to clarify its meaning.

Response

The last clause has been revised to clarify the specific timeframes by which the Transfer Agent must receive the order from the securities broker or intermediary.

69.	Comment 69: In the last sentence of the last paragraph, insert the phrase "from the purchase date" after the word "days."

Response

The prospectus has been revised to reflect the change requested.

By Telephone

70.
Comment 70: Expand the disclosure to clarify that, if an investor calls the Cook & Bynum representative before 4:00 p.m., Eastern Standard Time, the investor will receive NAV next calculated after receipt of the redemption request by the Cook & Bynum representative; that is, that day’s NAV.

Response

The prospectus has been revised to reflect the change requested.

Redemptions at the Option of the Fund

71.	Comment 71: Expand the last sentence to specify the circumstances that would trigger a redemption by the Fund.

Response

The last sentence has been revised to indicate that the Fund may redeem a shareholder’s interest in the Fund at any time in its sole discretion.

Redemptions in Kind

72.
Comment 72: Clarify that when redemption proceeds are paid with portfolio securities an investor will be exposed to market risk until such time the investor converts into cash the portfolio securities received and that the investor will likely pay commissions upon the conversion into cash.

Response

The prospectus has been amended to reflect the clarifying changes requested above.

73.	Comment 73: State whether the Fund may pay redemption proceeds in illiquid securities and, if so, describe the associated risks.

Response

The Fund may pay redemption proceeds in illiquid securities.  Accordingly, disclosure in the prospectus has been revised to reflect this fact and to describe the associated risk.

General Information

74.	Comment 74: In the last sentence, clarify whether written confirmations will also be issued for all redemptions of shares.

Response

This paragraph has been revised to clarify that written confirmations will also be issued for all redemptions of shares

B.  Statement of Additional Information

The Fund's Investment Policies, Objectives and Securities Options

75.	Comment 75: The prospectus only discusses one investment objective of the Fund; however, the first sentence of this section refers to the Fund's investment objectives. Please reconcile.

Response

The term “investment objectives” has been made singular.

76.	Comment 76: Also delete the word “generally” from the first sentence and add any additional prospectus disclosure needed to conform to the first sentence, as revised.

Response

The changes have been made as requested.

77.
Comment 77: In the second sentence of the first paragraph, clarify whether this section only describes the Fund's non-principal investment policies, strategies and investments. In the alternative, specifically delineate which of the investment policies, strategies and investments described thereunder are principal and which are not.

Response

The sentence has been revised to reflect the fact that this section contains disclosure regarding both the Fund's principal and non-principal investment policies, strategies and investments.  Additionally, principal investment strategies (those previously disclosed in the prospectus and repeated in the SAI) and non-principal investment strategies (those only in the SAI) have been delineated.

78.
Comment 78: Disclose whether the Fund may invest in derivatives, or enter into reverse repurchase agreements or securities lending transactions. To the extent that it may, specify the maximum percentage of the Funds assets which may be invested in each, and disclose the relevant risks.

Response

The Fund may invest in derivatives, or enter into reverse repurchase agreements or securities lending transactions, however, these are not part of the Fund’s principal investment strategies. The SAI has been revised to disclose the maximum percentage of the Funds assets which may be invested in each, and to disclose the relevant risks as requested.

Investment Companies

79.	Comment 79: Expand the disclosure to highlight what is currently permitted by the ICA with respect to the Fund's acquisition of securities issued by other registered investment companies.

Response

The SAI has been revised to highlight what is currently permitted by the ICA with respect to the Fund’s acquisition of securities issued by other registered investment companies.

Real Estate Investment Trusts

80.
Comment 80: Expand the disclosure to indicate that the Fund will also pay the fees and expenses that are incurred by the REITs in which it invests and that the Fund’s shareholders will indirectly bear such fees and expenses.

Response

The SAI has been revised to include the disclosure requested.

Repurchase Agreements

81.
Comment 81: Clarify the disclosure to indicate that when the Fund enters into a repurchase agreement, it is making a loan. Also disclose the maximum percentage of Fund assets that can be devoted to repurchase agreement transactions.

Response

The additional disclosure language has been included along with the maximum percentage of Fund assets that may be devoted to repurchase agreement transactions.

Future Developments

82.
Comment 82: Disclose that the Fund will also sticker its prospectus and/or statement of additional information, as appropriate, to describe the “other investment practices that are not currently contemplated for use by the Fund.”

Response

The SAI has been revised to include the additional disclosure language requested.

Portfolio Turnover

83.	Comment 83: The statements contained in the third and fourth sentences appear to be inconsistent. Please reconcile.

Response

Contrary to the initial disclosure, the Fund does not expect portfolio turnover to be substantial.  Accordingly, the third and fourth sentences have been revised to remove any inconsistency.

84.	Comment 84: Also reconcile the third sentence with the Fund's investment objective of long-term growth of capital.

Response

As noted in the response above, the third sentence has been revised and is now in concert with the Fund’s investment objective.

Disclosure of Portfolio Holdings

85.
Comment 85: Expand the sixth sentence to clarify that the standards and procedures used when determining whether the Fund will authorize additional persons to receive nonpublic information pertaining to its portfolio holdings will be the same as those described in the third and fourth sentences.

Response

The sixth sentence has been expanded to clarify that the standards and procedures used when determining whether the Fund will authorize additional persons to receive nonpublic information pertaining to its portfolio holdings are the same as those described in the third and fourth sentences.

86.	Comment 86: Identify the individuals or categories of individuals whom the Fund's chief compliance officer may designate as an "Authorized Person."

Response

This section has been revised and the term “Authorized Person” is no longer used.

87.
Comment 87: Revise the last sentence of the second paragraph to instead indicate that no person will receive compensation of any kind in connection with the disclosure of nonpublic information pertaining to the Fund's portfolio holdings.

Response

The last sentence has been revised as requested.

Investment Restrictions

88.	Comment 88: Expand the last sentence of the second enumerated investment restriction to describe briefly, in plain English, what is currently permitted under the provisions and interpretations cited.

Response

The second enumerated investment restriction has been expanded to describe, in plain English, what is currently permitted under the provisions and interpretations cited.

89.	Comment 89: Expand the disclosure to briefly highlight what is currently permitted under the "1940 Act" in the context of the first, second, and fourth enumerated fundamental investment restrictions.

Response

This paragraph has been expanded to briefly highlight what is currently permitted under the “1940 Act” in the context of the first and second enumerated fundamental investment restrictions whereas for the fourth enumerated fundamental investment restriction, the reference to what is currently permitted under the 1940 Act has been deleted.

90.
Comment 90: Add a non-fundamental investment restriction clarifying that, in connection with any borrowing, the Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness more than one-third of the Fund's assets.

Response

The non-fundamental investment restriction has been included as requested.

91.
Comment 91: Add a non-fundamental investment restriction prohibiting the Fund from purchasing any security while outstanding borrowings by the Fund represent more than 5% of the Fund's total assets. In the alternative, add leverage risk disclosure to the prospectus.

Response

The non-fundamental investment restriction has been included as requested.

Purchasing and Redeeming Shares

92.	Comment 92: It appears that the word "market" should be deleted from the second sentence of the second paragraph.

Response

The word "market" has been deleted from the second sentence of the second paragraph.

93.
Comment 93: The fifth paragraph indicates that the Fund “generally” does not charge sales fees. The prospectus should disclose the circumstances under which the Fund will charges fees. In the alternative, delete the word “generally” from the fifth paragraph.

Response

The word “generally” has been deleted from the fifth paragraph

Financial Statements

94.	Comment 94: The financial statements are an integral part of the SAI. Accordingly, delete the reference to the financial statements as an "exhibit" to the SAI.

Response

The reference to the financial statements as an "exhibit" to the SAI has been deleted.

Part C. Other Information

Item 30. Undertakings

95.	Comment 95: Provide the undertaking required by Rule 484 of Regulation C of the Securities Act of 1933.

Response

The undertaking required by Rule 484 of Regulation C of the Securities Act of 1933 has been included as requested.

Signatures

96.
Comment 96: At the time the registration statement was originally filed J. Dowe Bynum was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the ICA. Additionally, please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust's Board of Trustees, its principal financial officer and its principal accounting officer or comptroller.

Response

At this time, the Trust has a Board of Trustees whose composition complies with the applicable provisions of the 1940 Act.  The Amendment will be signed by a majority of the Trust's Board of Trustees, its principal executive officer and its principal accounting officer or comptroller

The Trust appreciates the opportunity to respond to the issues identified during your initial review of the Registration Statement and believes the above, in conjunction with the Amendment, is responsive to those issues.  If you have any questions or need any additional information, please call me at (202) 756-3346.

Sincerely,

/s/David J. Baum

David Baum
Alston & Bird LLP

cc:           Richard Cook
J. Dowe Bynum
Ashley Buha